Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 4, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following excerpt is from an interview with Barrons on December 2, 2020]

Transcript — Interview with Eric Savitz, Barrons, 12/2/20

A	B

S2: 00:19	Sure. So I guess maybe we should start with kind of level-setting question here about the logic of this deal. So give me your— and you’ve probably had to answer this question 100 times in the last few days but give me your overall view of why this is a good idea, and why this makes sense, and why you’re excited to be buying Slack.

BRET TAYLOR 00:45	Yeah. I’ll start with kind of a high level and then maybe double-click on a few of the areas that maybe have gotten a little bit less attention and the wave of press over the last 24 hours. So first, we really think that this year, 2020, has really accelerated the digitization of the economy. You saw it in the Cyber Week metrics last week by every conceivable metric Black Friday and Cyber Monday are now Cyber Friday and Cyber Monday and I don’t think we’re going to go back. Doctors’ offices have gone to telehealth, consumer good companies are going to direct-to-consumer. Companies all over the world are thinking about becoming more distributed companies now. It’s not just tech companies going remote. Everyone’s thinking about even when this has been imposed on us for health reasons, what does the future shape of my workforce look like? We really think that this is an all-digital work anywhere world and it’s here to stay in some form or fashion. It’s a fun game to try to predict what it’s going to look like but it’s certainly going to be a lot different than 2019. And I think that when you think of what does it mean to grow in that world you need to be able to sell from anywhere, to do customer service whether or not your call center is in a building or facilitated through software and everyone’s in their homes.

BRET TAYLOR 02:09

Marketers have moved to really take advantage of all these digital channels and collaborate digitally. Your partners, your employees, your colleagues are all digital and the combination of Slack which I think really pioneered a new way of work that has become more relevant than ever before this year. With all of the digital Customer360 capabilities that we have built, I think there’s a really unique opportunity to help people navigate this new normal to get back to growth. As I mentioned I want to kind of double-click on a couple of more nuanced points that I think would really be interesting as you’re sort of thinking about how this plays out in practice. Number one is Slack Connect. This is something that Stewart’s talked a lot about in Slack’s earnings calls but this is the capability where you can use Slack channels to engage not just with your colleagues but with your partners and your customers. So we actually did due diligence with Slack over a Slack Connect channel. We have a lot of customers of our sales cloud who use it as a customer success tool. They have a dedicated channel with you as account team have a dedicated channel with your customer that you use to engage with them. You see this as really both an engine for growth for Slack but also really reflects that this new way of work is not limited to working with your colleagues. It’s something they use you engage with our partners, engage with your customers, and extremely complimentary to all the capability we provide particularly in sales and customer service.

BRET TAYLOR 03:35	The second thing too is the Slack platform. It’s interesting that it’s somewhat easy to build tech products now today but to build an ecosystem is extremely hard. And there are over a million developers already on Slack. Their customer base uses the platform religiously. They’re building every business workflow. Back office, front office, you name it, is running through this. It’s like the central nervous system to their customers. We obviously have a very big platform. Our customers depend on it. We announced a number of new capabilities today around automation we branded Einstein Automate. The combination of our platform, particularly workflows and automation, with the Slack platform I’m extremely excited about. I really do think that when you talk to especially IT developers now they’re really thinking about all these events coming from the enterprise. A server is down, if you’re IT; or this promotion happened on Cyber Monday, if you’re in marketing—here’s the results. How can you build really a workflow around that? So really bringing together this new kind of user interface for our platform in this all-digital working world, number one, Slack Connect and the opportunity to really bring a new way of our customers to engage with their partners and their customers I think is extremely interesting. And then bringing our platforms together. I think it’s a really unique capability and I think we’re the future of IT and I think the combination of these new platforms is really unique.

S2: 05:09	So you guys have a-- what I’ve been reading you have a lot of [inaudible] overlap. Very high-level [inaudible] overlap. Do you think that the opportunity is to expand on both sides, [inaudible] in both directions, or is it more about expanding the customer set beyond the companies that you’re both addressing?

BRET TAYLOR 05:33	Certainly I hope we could expand in both directions. I think Slack has incredible wall-to-wall customers where people are really using this as the way the company works together. I also think we have thousands of account executives working with almost every company in the world from the Fortune 50 all the way down to small businesses and I think that the ways these platforms were pulled together, what I just articulated, I’m looking forward to be able to tell that joint value proposition to every single one of those customers. And it’s really relevant right now because if you talk to CEOs right now-- if you talked to someone in March or April they’re in a bunker [laughter]. “How do I get through this pandemic?” By the summer people were sort of realizing that the pandemic was going to last longer than it is and now every executive I talk to at every company, independent of industry, is really thinking about what are the enduring consumer behaviors and enduring customer behaviors that are going to permanently change. And I think that’s very interesting. Hence when I think about this customer conversation which is related to the sort of sales question you asked that’s what I’m really excited to talk about which is here is the blueprint for growth in the new normal. And I think that’s an incredibly relevant conversation right now because everyone’s going from surviving 2020 which, knock on wood, is almost over and say, “How do we get back to growth?” And I think Slack plus the Customer360 is an amazing opportunity to do that for every company in the world.

S2: 07:09	So one thing I’m just curious about was how this— I don’t know how much you can talk about this, but how this came together. Who started the conversation? Where did this come from? Did it [crosstalk]?

BRET TAYLOR 07:22	That’s a good question. So I’m going to go way back if you don’t mind, Eric.

S2: 07:26	Go ahead.

BRET TAYLOR 07:26	So I’ve actually known Stewart since he started Flickr. Do you remember Flickr?

S2: 07:30	I do.

BRET TAYLOR 07:32	Yeah. So I was the CTO of Facebook. I came into Facebook due to the acquisition of a much less successful social network that I had started called FriendFeed. At FriendFeed, I actually knew Stewart pretty well. So we go all the way back to social networking days. So I’ve known him for over a decade. And it’s interesting, we’ve been passionate about the impact of collaboration on our product lines for a long time. You heard Marc mention concepts like social enterprise that actually predate me at Salesforce. I think it’s safe to say we’ve been interested in this space for a really long time. And a couple of things happened. One is, I think, Slack somewhat uniquely really did define a new way of working. I think a lot of entrepreneurs, and as a two-time entrepreneur I can say this, you go into the VC pitch and you say, “We’re going to change the world.” Stewart did it and there’s not a lot of people who have done that. And I think particularly in the enterprise there’s a higher bar. Essentially in the consumer, you have Snapchat and WhatsApp and TikTok and every few years you get this new mode of engaging. It’s kind of the trend really you see in consumer technology. Enterprise technology is interesting. It’s been a little bit— the behavior in the enterprise is a little more slow-moving for understandable reasons. Slack I think was really the first company I saw that really changed that. It really defined a new way of working, really resonated with a really broad range of people.

BRET TAYLOR 09:02	And so you combine that with 2020 and this move to this all-digital work anywhere world and we really thought that this was the time. And I think that’s-- M&A is like that. It’s a transformational deal. There’s no doubt about that. We really think it’s going to be one for the history books and enterprise software and it’s a moment we really think that new way of working plus our value proposition around creating this Customer360, growing your business in this all-digital world it’s a unique time for things to come together in a way that they can be much more valuable together than they are separately.

S2: 09:39	One thing I have to ask about though is you’ve gotten a little bit of pushback from some of the analysts about the valuation and [inaudible] today and these things are never simple but just reading some of the commentary from the analysts they think that maybe that it’s going to be hard for it to pay off in the long run due to the price tag and--

BRET TAYLOR 10:07	So first, I think it’s a reasonable— that’s not an unexpected conversation for any deal of this magnitude. So understand it’s something that I-- we really believe in the promise that we were just talking about and I think that this value proposition that we’re talking about which is how do you grow in the all-digital, work anywhere world? We think that this combination has just incredible value. And you saw in the customer stories we talked about today from AT&T, and Bentley, and even the State of Rhode Island this platform, these two things together, I think really have the potential to be really that engine for growth for every company in the world. The other thing I do feel is important is we have a really good track record with our acquisitions. It’s interesting we talked a lot about Cyber Week on our earnings call yesterday and all those amazing statistics, all of the billions of emails we’re sending, the billions of pages on our commerce hub, a lot of those came from acquisitions many, many years ago and we’ve added tons of engineering resources and we’ve really built up these platforms over time but they started with a seed that was planted many years ago through I think a really strategic view of where do we want our platform to be [inaudible]? And all of those have grown to be multi-billion-dollar businesses. They’ve been really important. More importantly, they’ve been a really integrated part of our value proposition to our customers now. All the retailers that work with us they obviously use our service hub, our sales hub, that marketing cloud, that commerce cloud. Those things that came in through acquisition have made our importance to them as a strategic digital advisor grow in incredible ways over time.

BRET TAYLOR 11:50	So we really feel confident in our ability to integrate these acquisitions and achieve not just the strategic goals but the business outcomes as well. We also feel that this is one of those things that can really transform our platform for our customers in a positive way. When I mentioned my relationship with Steward there are few people like him that have had such impactful inventions in one lifetime and I think just having him within the walls or I guess digital walls nowadays of this company is an incredible opportunity for our customers and I’m really excited about it.

S2: 12:24	Yeah. I mean I will say that you’re talking about the way people work— this is the third time I’ve worked at Barrons and one thing that changed since the last time I worked here is they’ve adopted Slack. So I mean it’s palpable. We changed the way we run our editorial operations and if I’m trying to talk to an editor or one of my colleagues it’s largely on Slack. Email is sort of reserved for--

BRET TAYLOR 13:02	Read receipts [laughter].

S2: 13:03	Well, what we consider a little less timely or [crosstalk]. I know certain people would prefer to do it that way but I will say it’s probably reduced my internal email traffic by 90%. I’m making up that number but it’s like on that order. It has changed [crosstalk].

BRET TAYLOR 13:21	And I think you’re really representative of the customer base of Slack and obviously journalism is a very fast-paced, real-time profession especially nowadays. But it’s interesting that mode of collaboration and behind that, I’m not sure if you’ve connected your content management system and the workflows around [crosstalk]—

BRET TAYLOR 13:44	Well, it’s interesting though because that’s the kind of workflow if you think about any team operating in this digital era you have your content management system, your editorial process, you have a sales team, we’ve tried to get a deal approved or a discount approved and they’re sending out a DocuSign contract to their customers. That entire workflow can be orchestrated on this platform. So that’s what’s really exciting [crosstalk].

BRET TAYLOR 17:17	Yeah. We’re in the era where I think software is definitely valued a lot this year and I think it represents a broader secular trend where how much of our life is running through software right now. And it’s an important trend and I think it’s the right question for investors to ask. But as I mentioned we just feel incredibly confident in the opportunity and we also feel— I think that is really bolstered by our experience integrating scaled acquisition successfully in the past. And when you have a really strong thesis about the future, a strong thesis about how we can help our customers grow more successfully with this common mission and the confidence in just our operational excellence. As I said, we have a really good track record with MuleSoft, with Tableau, with ExecTarget, with Demandware of really meeting and exceeding every expectation we set out when we do these things. So the combination gives us a lot of swagger as Marc said in the call yesterday. We think we can do this and we think we can do it successfully.

S2: 18:21	One thing that also comes up is sort of this view that “Well, now that you’ve done this one, now you’re going to do more.” Now of course you have a history of doing multiple acquisitions. So that would hardly be a shocker if you did another one. But do you see this as driving a need to plug in more parts? I mean I--

BRET TAYLOR 18:43	No. Our focus right now will be one, to close this deal and to finish this transaction; and two, to make it successful. This is our focus. It’s obviously our largest deal ever. And one of the things that we need to do is make sure that our customers really benefit from it and that the incredible employees of Slack land successfully within our company and that we make this a success. That’s our exclusive focus right now.

S2: 19:17	I’m not sure what you’ve provided in terms of guidance on the financial impact— I mean I know in the guidance you gave for the next fiscal year you talked about the revenue contribution from—

BRET TAYLOR 19:33	Yeah. I can’t remember the assumed close date but I can get you that. We had to make some assumptions on that. We could send you that information from our disclosures.

S1: 19:43	Yup. [crosstalk].

BRET TAYLOR 19:46	[crosstalk] May or June close but I can’t remember.

S1: 19:50	I believe we just said second-half of our fiscal.

BRET TAYLOR 19:53	Second-half. Yeah.

S2: 20:23

No, no, no, this is helpful. I appreciate that and it’s a fascinating deal. I’ve gotten to know Stewart a little bit over the last year or two and what a great outcome for him. And I mean what’s remarkable to me is what will, in retrospect, look like a fairly short stay in the public market. I mean they listed to so much attention. So much attention when they did the direct listing and it’s going to be not quite two years by the time the deal closes.

BRET TAYLOR 21:01	Yeah. I feel fortunate to have the potential to work with them. I mean as you said I don’t know if two years ago I could’ve imagined this and super excited that now it can come true.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce.

Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

[The following excerpt is from an interview with Axios on December 2, 2020]

Transcript — Interview with Dan Primack, Axios, 12/2/2020

A	B

S1: 01:20	Same. So Bret, I guess what I wanted to get a sense was of kind of some background on how this came to be. So Mark, I think, said during the call yesterday, and I don’t want to put words in his mouth, that you kind of brought this to him. Obviously, it’s not like he didn’t know what Slack was. Can you talk to me a little bit about kind of where the real genesis of this deal was?

BRET TAYLOR 01:38	Yeah, sure. I’ll go way back, actually. So both Stuart and I worked in consumer software for a long time. So I started at a social network called FriendFeed when Stuart was making Flickr. He ended up selling Yahoo. I sold to Facebook. But we’ve known each other sort of casually through that. When you’re not a very small— it’s a pretty small community of entrepreneurs in that space at the time. So I’ve actually known him for over a decade. And then we both ended up starting enterprise software companies. I started a company called Quip, which Salesforce acquired about four years ago; he started Slack. So when we were both small startups, we used to meet occasionally and just share notes. Because we were both trying to take kind of the consumer-product-design background that both of us had and bring it into the enterprise, so. And then, somewhat coincidentally, Mark has been really passionate about collaboration and the enterprise, so.

BRET TAYLOR 02:35	And you mentioned it a couple times [inaudible], Paul, and you mentioned the reinforced [inaudible] incident. This idea of the social enterprise, it actually predates me, kind of evangelizing that concept internally. I think it just reflects the fact that, with the smartphone, with the internet, with the cloud, you’re seeing its impact on our consumer lives. And there haven’t been that many companies like Slack that have truly transformed the way people work in the enterprise. And you look in the consumer world, and it’s like one year you have Facebook, and then you have Twitter; then you have WhatsApp; then you have Instagram; then you have TikTok, right? Every year kind of a new way of working. The enterprises have been more slow moving. And I really view Slack as kind of this once-in-a-generation company that actually set out to change the way people work and really accomplished it for a meaningful subset of the world, and that’s extremely rare in enterprise software.
BRET TAYLOR 03:29
And then you fast forward, and it’s 2020, and all the sudden, we’re all stuck in our houses, right? And that’s really what I think made this opportunity right now particularly relevant. And I articulate the pandemic in my own words. Mid-April, we’re in a bunker, just like, “Oh, my God, what happened? Let’s just get through the next week.” But in midsummer I think most of the CEOs that I had talked to were really recognizing the pandemic was going to last quite a long time. And now you talk to any executive; what they’re talking about is, “What are the consumer and customer behaviors that are going to stay on the other side of this?” And I think CyberWeek is probably a good example of that. I think you look at how Black Friday and Cyber Monday really became Cyber Friday and Cyber Monday this year, and I don’t think we’re going to go back next year. It’s not going to just snap back. We really think that this new way of working that Slack has produced is more relevant than ever when you’re talking about, “What does a company need to grow in this new normal?” Whether you’re running a contact center that’s no longer in a building but [inaudible] peoples’ homes, you’re a sales team— even if you’re not doing it over Zoom like everyone is right now, but you’re doing team selling in a distributed way. Slack is really the central nervous system for these teams on how to be successful [crosstalk]—

S3: 04:47	Dan, can I ask about that, just quickly?
BRET TAYLOR 04:49	Yeah, please.
S3: 04:49
[crosstalk]. One of the knocks on Slack is that it isn’t Zoom. Not that it isn’t Zoom, but that it didn’t integrate video early and still really hasn’t. I mean it’s integrated Zoom, but it hasn’t done the same thing. Is that a legit knock? In other words, does it need to basically have its own video service to really be kind of the full Slack enterprise, internal communications tool?
BRET TAYLOR 05:10
Yeah, that’s a great question. And certainly Zoom’s been just an incredible [inaudible] in this pandemic. I do think they’re different. Honestly, when I look at the way teams work, it’s Zoom and Slack, for different reasons. And I do think what we’re doing right now is [inaudible] to replicate what we do around the conference table [inaudible]. But if you really think about what it means to run a distributed company or distributed team or to engage digitally, it’s not just real-time, face-to-face communication. And, yeah, I imagine you all use Slack within your publication. That might be [inaudible] publication.
S3: 05:48	[crosstalk], yep.
BRET TAYLOR 05:48
And it’s displaced email; it’s displaced chat. It’s displaced a lot of other tools, but it doesn’t mean you don’t want to talk face to face anymore. And so we’re really looking multiple years out and saying— I’ve talked to at least 20 or 30 different CEOs in the past two months who are talking about changing their workforce plan to become more distributive on the other side of this pandemic. That their HQ is becoming a digital HQ, right? That’s a trend that we see, really, across the board around the world because people are sort of really realizing that we can work in a more distributed way. And when it’s not imposed on us for health reasons, people will still embrace that. What are the tools that you need to be successful in that environment? And I think that Slack is as relevant as it is in every way, not at the expense of Zoom; it’s just different. And one great example of that— Stuart talks a lot about Slacker, and he calls it [inaudible]. This is a tool that you can use to create a channel with your partners and your customers. We see it across our customer base. People, our sales customers, were using it as a customer success tool. Say you have a channel with a customer that’s always on. We actually did our due diligence for this deal in a Slack Connect channel, just as an example of that. We think this is an incredible capability for people to engage with their partners and their customers as well.
BRET TAYLOR 07:07
And so fast forward— and that was a long answer, just because I have a long relationship with Stuart. We’re saying that we’re pivoting now from helping people respond to the pandemic, like you saw [inaudible] about [inaudible] [inaudible] earlier today to say, “How are people going to get back to growth?” During this all-digital work [inaudible] world, you need to get your sales team going, your marketing going. Your contact center is now running in a distributed way. What is the software that you need to make that successful and grow in that new normal. And we think that Slack, plus all the tools that we provide and that [inaudible] is an amazing combination for that. And when I’m evaluating M&A, I think about, “What is the conversation I want to be having with a customer a year from now, and how can I help them get back to growth?” And the idea that we could help people engage with their employees, engage with their partners, engage with their customers, and come with the number-one tool for sales-and-service-marketing ecommerce, that’s a pretty compelling value proposition. And I think that companies are trying to figure out how to turn on that growth engine again coming out 2020, which is, thank God, almost over. And, looking to 2021, this is an amazing combination.

S1: 08:16
So when did you actually start? So it’s one thing to say, obviously, that you’ve known Stuart forever. Was it during the pandemic? When did you suddenly say, “You know what? We need to really [inaudible] the tires on this thing”?
BRET TAYLOR 08:26	We will be releasing a proxy on the--
BRET TAYLOR 08:33
[crosstalk]. I’ll just give you more of the tenor of it. Usually, if we talk all the time, we’re partners. We’ve announced multiple times integrations between Slack and Salesforce, Slack and Quip, so. They’re a partner of us; we are mutual customers of each other, so we actually have been talking all year. So we’ll send over the proxy as soon as we have it, as we get all the details on once it sort of turned into this sort of conversation. But it wasn’t a moment. It’s something that, because we are such close partners— honestly, we are, especially in an age where—
BRET TAYLOR 09:06
—our mutual customers— you could imagine how [inaudible] it was for us to work together as partners in the early days of this pandemic. Our relationship got closer instantly. And I’ll send it over as soon as we have the [inaudible] for that.
S1: 09:20
So speaking of the relationship, there has been a perception, and this might be the wrong perception, but there has been a perception for quite some time that Stuart was wanting— not wanting to sell; he obviously brought it public, but that he would be happy to be acquired. Despite the Flickr situation and Yahoo and the awfulness that kind of left a bad taste in his mouth on that, that he was ready to be done. He’s staying a CEO of Slack. How confident are you-- and obviously I assume there’s something contractual. But how confident are you that he wants to run this for a long time or that he’s only going to be-- or he’s not. Is he really going to be there for a transitional period?
BRET TAYLOR 09:53
Well, you can ask him that question yourself, too, but I think he’s going to be here for a long time. I think he has created something really magical, and I think he has a vision to really change the way every single company in the world works, and I think it’s authentic. And you’ve talked a lot about [inaudible] in your job. I mean when you go out on a mission like he is on, it’s authentic, right? You really do have a vision for the future. And my hope in this, as someone who knows him personally and respects him as-- there’s not many people who are a two-time entrepreneur, who have really shaped two markets like he has. He’s a really remarkable human being. I’m hoping we can help accelerate his mission. I hope that, through the combination of Salesforce and Slack, we can bring the vision he has for a new way of working to more companies faster. And then he will look back on this as something that— as you joked around about, you didn’t have a great experience in this first acquisition. I hope he can look back on this, and we actually helped accelerate that vision that he has. And I think that, in that environment, that’s a place that he can be happy for a really long time. [crosstalk]—
S1: 11:02	You don’t think he’s going to-- you don’t think he’s going to quit trying to create another gaming company, fail, and then create something new again? You guys [crosstalk]?

S1: 11:12
Well, Brad, I’m wondering. This deal [inaudible] a day or two before Thanksgiving, something like that, a day before Thanksgiving. I’m always curious. How big of a problem was that for you, or was it not a problem? Obviously, the holiday was coming. You guys announced it right when people came back. Did it matter [inaudible]?
BRET TAYLOR 11:27
I mean no one got to enjoy the turkey, though I guess no one really enjoyed the turkey this year because we’re all stuck behind Zoom screens. So yeah, that was important. But I think we also were resolved on the strategic rationales that didn’t waver us [inaudible].
S1: 11:47
I guess final question. As you say, you’ve had this relationship for a while, both personally and in the company. This is kind of a hard thing and kind of [inaudible]. Had there not been a-- had the pandemic not happened, so if the last 10 months hadn’t happened, and we just had kind of-- if Slack had had its normal groove— you guys obviously did what you did. Do you think this deal happens? In other words, do you--
S3: 12:09	That’s a surprising no--
S1: 12:11	—look at it that way?
BRET TAYLOR 12:12
--not because [inaudible]. So I’m just going to give you my impression on that. So it’s a great question. One is I do believe that this pandemic didn’t just change the way that we work; it just accelerated trends that might’ve already been there. I think that Slack had been changing the way that people work for a long time. Your publication and Slacks idea, they all happened before this pandemic [inaudible] and really flexed. I think the importance of what they’ve done across the board, whether it’s in ecommerce or the growth in digital service or the growth with [inaudible] like Zoom and Slack— I think this really accelerated it. So I think it certainly made it more relevant to our customer base than ever before, and especially if you buy that I’m selling that a lot of these behaviors that we’ve learned will remain on the other side of 2021 and 2022. It’s certainly more relevant than ever before. And the other thing is what they’d be willing to sell in that environment, and I can’t honestly tell you the answer to that. We’ve brought out--
S1: 13:13	They would be willing to sell— if the price had been right, he would have sold before the direct listing. That was a dual process, kinda sorta.
BRET TAYLOR 13:22
Maybe you’re right. I think that these things are really opportunities and timing, as you know. You’ve covered a lot of deals, right? And so for this, it was a unique opportunity where we really felt like he was interested in selling, we were interested in buying, and we had a thesis for our mutual customer base that felt timely and relevant and long-term. And I do think the pandemic probably contributed to that, really contributed— let’s put it this way. I have not had a conversation with an executive team or with a customer in the past six months that didn’t involve distributed work, digital workforce, digital customer relationships, because of the pandemic. And so there’s a conversation our customers want to have with us right now, and that is something I can [inaudible]— without flinching, that has definitely been accelerated through the pandemic.
S1: 14:14
Last question for you, Bret. You know this better than me. The history, at least last 20 years, for tech mergers—and ere are exceptions to this on both sides—generally is the bigger they are, the bigger they fall. And the bigger [crosstalk]—
S1: 14:33	The large ones don’t work out as well as the smaller ones do. I mean just does it scare you at all?

BRET TAYLOR 14:38
So we always have to go into every one of these things with the humility that every single merger is different, and the one thing I’ll tell you is that I think we have a really good track record of integrating high positions. So if you at Tableau, at Yulesoft, at Exact Target, at Demandware, all of these have thrived, both through the strategic rationale— if you talk to our customers, they’re super happy with the-- if you look at the Cyber Monday stuff we’ve been talking about, that’s the exact target. That’s the Demandware that have been fully integrated into our platform by now. Now, our power and our customers from this year— if you look at things like Yulesoft, both the strategic rationale and the growth, we’ve exceeded our expectations in more or less every large field that we’ve done. So I agree with you that it would be naive of me to say we don’t go in with the humility of knowing that these things aren’t destined for success. You really have to affect that outcome. We also go in with the confidence that we’re good at this. We’ve done it before. And I think that’s what gives us the confidence to do deals like this, and I think that track record and that experience—mark these words: swagger—a couple times [inaudible] yesterday. That’s authentic. We do feel swagger. We feel a strong conviction around the pieces, and we also feel a strong conviction to-- operationally, we know how to operate an acquisition of this size.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

[The following excerpt is from an interview with TechCrunch on December 2, 2020]

Transcript — Interview with Ron Miller, TechCrunch, 12/2/20

A	B

S1: 05:27	When we spoke in August—which was at the time that you guys passed the 20 billion dollar [inaudible] for the first time—you talked about Tableau and how it fits so well into the product family that it ended up improving customer experience. How do you think Slack will fit into that vision? And how do you see it fitting in the product family in general, while also kind of maintaining some semblance of independence so you don’t lose that core audience that they have already.

BRET TAYLOR 06:15	You’ve probably heard a lot of our headlines, so I’ll give them. And then I’ll dive a little bit deeper in some areas that I think are worth exploring—particularly for kind of the audience of your publication as well just because we haven’t had a chance to go really deep on it. At high-level, I do think that that mode of working that Slack invented, I’m going to call it almost events-driven, right? Where you’re responding and collaborating in real time. You’re responding to all the events around you, whether you’re a technology team responding that your server is down, or you just did a promotion on Cyber Monday and you’re getting the data flowing in as a marketing team. You’re a merchandiser working in commerce and you just changed your landing page and you’re getting kind of the results of an AB test and in real time. All of that work is happening in this collaborative environment, and so when we say we really want Slack to be kind of this next-generation interface for Customer 360, that’s what we mean. You’re pulling together all these systems, how do you rally your teams around them? And in this world, where we have this all-digital, work-anywhere world that we’re in right now where these teams are distributed, the collaboration is more important than ever, and every interaction you have with your colleagues, with your partners, and your customers has gone digital. It’s so incredibly relevant. To double [inaudible] on that, as I promised, a couple things I think are really interesting, Slack [inaudible]. That was an incredible capability, very much in line with our product line partner relationship management, really saying how do you facilitate relationships with your customers and partners. I think this is the next generation of how customer success teams, how partner teams are going to really manage their relationships with their customers in real time.

BRET TAYLOR 07:58	We actually did due diligence in this deal, in a Slack Connect channel. And I think that that’s an amazing use-case just demonstrating the power of Slack, not just as an internal platform, but a platform that you can use with your customers and partners. I also think in one of the announcements we just brought out today is Einstein Automate, bringing together a lot of our workflow automation [inaudible], our core platform, with MuleSoft, with all the industry-specific automation [inaudible] velocity. One of the things, if you look— it’s worth looking at if you haven’t, Slack’s workflow tools. Slack and workflow automation go together like peas and carrots. I mean, this is like an amazing combination. [Inaudible] just rolled her eyes at me. Sorry, it’s just Thanksgiving [laughter] on my mind. I mean—

BRET TAYLOR 08:49	When you’re thinking about automation, it’s event-driven, right, these long-running processes, automation. And you look at what people are doing with the Slack platform, it’s essentially incorporating workflow, right, and bots and all these things. And so the combination of the Salesforce platform, where I think we have the best automation intelligence capabilities, with the Slack platform is incredible. Slack has over one million developers already, which is incredible for a company of its age. We think that bringing together the Trailblazer Community with the Slack developer community is an amazing opportunity for application development. And if I were a developer today inside of a company, I would start from Slack. I would start from Slack and use the Salesforce platform and all of our workflow tools and our data modeling tools, and that’s how I would create an application because that’s where your users are, right? That’s where you can send an alert to your customers, send an alert to your employees, and actually engage the individuals who are working on all of these products and internal and external workflows. So I’m really excited, I mean, just sort of at a high-level— it’s going to be the user interface for our platform. It’s an amazing way to interact with your customers and partners in a way that I think is underappreciated. And it’s an amazing augmentation to our platform. I really do think that event-driven way of developing applications is the future of application development.

S1: 10:15	So I remember going to a press conference a couple of years ago at Dreamforce as a matter of fact, with Keith Block. And he was talking about what you look for when you go out and analyze companies that you might be buying, and that you have lists of companies that you’re always looking at and you’re always revisiting that. And once you buy the company, there are a number of ways of incorporating that company, and some ways are completely enveloping the company and some ways are kind of letting it be. When you look at that spectrum of-- and I know you just bought them yesterday and it’s not a closed deal. [laughter] But when you think about you will be using Slack, how do you see that falling on that spectrum?

BRET TAYLOR 11:07	Yeah, that’s a great question, and it’s as nuanced as you say. Fundamentally, we want to make sure that Slack remains as a kind of technology-agnostic platform. Slack is used by millions and millions of people every day to connect every tool under the sun. The most remarkable thing is just how many customers have also just integrated their own custom, internal tools as well. This is really kind of the central nervous system for the teams that use it. And we would never want to change that all, that’s really important. Pretty similar in the spirit when we talk about MuleSoft, right? This is an integration platform; it needs to remain technology-agnostic because that’s part of its value. Where we really want to integrate it is make sure the platforms are integrated. We mean what we say when we say this could be the interface to a lot of the way people engage with our Customer 360, all those engagements I said before. And I also think that this year, more than any other year, customers are really coming to us as a kind of trusted digital advisor on how to get back to growth. And a big part of that in a world where many companies, not just tech companies, are thinking about distributed work and being more flexible, that their new HQ might be digital rather than physical, this is an incredibly important component to that. And I think that when you’re thinking about our value proposition to our customers, which is how do you create this amazing customer experience and find growth in this new normal, we think this is an incredibly important part of that. So we really want to make sure we have a real integrated value proposition, a real integration platform for our developers, but also maintain Slack’s technology independence, technology-agnostic platform and its brand. Which I can’t think of a brand in such short of time that’s become a verb. I mean, it’s just [laughter] [inaudible]. And it’s not going anywhere, and [inaudible]—

S1: 13:02	Other than Zoom.

BRET TAYLOR 13:03	Yeah, well, I mean, and that’s not a coincidence. Those two brands have become more relevant this year than any two brands in software, period.

S1: 13:22	So I read yesterday— I was reading so much, I don’t remember who said it or wrote it. But somebody was saying that this part of kind of a broad plan on the part of Salesforce. First, they bought your company, Quip, then you’re adding these pieces. And then at some point, they’ll add other pieces like storage so they could become much more full-service in the way that Microsoft and Google are. Without showing your hand too much, is that kind of a vision that you guys are at least thinking about?

BRET TAYLOR 13:58	We’re really focused on this vision of Customer 360. We think that the most important value that we can provide to our customers is helping them make a single source of truth for their customer data so they can grow. And right now, that is an incredibly complex technology problem, right, because your employees are distributed, your customers are distributed, your partners are distributed, supply chains have gone digital. And so I think that that is a really— we have a very strongly-focused and kind of opinionated value proposition that we’re unwavering. And I would say though, that to really follow through on that vision, tools like Slack are more important than ever before. Because we’re in this all-digital, work anywhere world, this is essentially this nervous system through which all communication with all the stakeholders happens. So I would say we haven’t lost that focus, but I also think to pretend like this isn’t an important part of that value proposition is sort of missing what 2020 has shown us.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.

[The following excerpt is from an interview with The Information on December 2, 2020]

Transcript — Interview with Kevin McLaughlin, The Information, 12/2/20

A	B

S1: 00:00	Little news this week. I don’t know if you saw it. [inaudible]. But I thought it would be nice. I know that you, you follow the space. And I also know— I don’t know if you saw it, but we also have an infrastructure public cloud announcement today with [inaudible] paper. And I know you’re very big into public cloud. So wasn’t sure if you want to just focus on Slack. But given your interest, that could be an option too, so.

S2: 00:24	Great. My editors, we did a meeting earlier. And they want me to kind of focus on Slack because we are going to turn this around in the next hour [inaudible] on the side. So I just want to if we could just jump right in. Brett, thank you for the time, I wanted to ask— I’m sure you’ve been asked this a lot. But the price Salesforce pay for Slack seems a little bit high, particularly in light of the earnings report that Slack put out which showed that their growth slowed a little bit in this recent quarter. Can you just kind of give us a sense why did Salesforce pay such a premium?

BRET TAYLOR: 00:59	I think we’re really incredibly bullish on the value to our customers. And that’s where we really start with any thesis on any of our A&A. I’m not sure [inaudible] the opportunity to see the Dreamforce this morning. But the trend that we really see is this move to this all-digital work anywhere world and where this pandemic, I think really accelerated for a lot of parts of the economy is just the digitization of industries, consumer goods, companies are going to direct consumer, medicine is going to telehealth and digital health faster than ever before. There’s a lot around Black Friday and Cyber Monday. And Black Friday is now cyber Friday I think. And I don’t think that trends are going away. And in a world where workforces are more distributed, there’s been a ton of press and it’s not just tech companies thinking about their workforce plan and thinking about a more distributed workforce in the future. And you look at what it means to engage with your employees, your customers, your partners in this [inaudible] digital world, Slack, and tools like it, are more relevant than ever before.

BRET TAYLOR: 02:08	And, in particular, when you look at the growth, there are some really interesting capabilities with Slack, like Slack Connect, which is cross-company connections. I think it really goes to show you that we really see this as the future of the way people engage with their partners, engage with their customers, engage with their employees, and we think that to have the opportunity to help companies navigate in this new normal which we [inaudible] believe is here to stay and more importantly grow in this new normal, which is whatever single CEO in the world is thinking about right now, coming into 2021. And we think this is an incredible opportunity and we think it’s worth it.

S2: 02:43	Stuart on the Slack’s earning calls this year has often talked about Connect as being the next big thing for Slack and its investors. Do Salesforce kind of see that product the same way, and, if so, how do you sort of envision initially the Connect product landing within Salesforce?

BRET TAYLOR: 03:01	Yeah. I think I’m really excited about Connect. I share Stuart’s enthusiasm for it. Because it really I think represents this idea of it. Slack is not just a tool to engage with your colleagues. It’s a tool to engage with every one of the stakeholders in your business whether that’s a partner or a customer. We actually used a Slack Connect channel to [inaudible] due diligence with Slack in the lead up to this deal. And it’s used as a tool for tons of [inaudible] sales team as a customer [inaudible] tool where they have an always-on channel with their customers. We have a large business run partner relationship management that Slack Connect is really an incredible fit for and we really do view, the same way that I think Slack, for many of us, probably including the information has just transformed the way we work with our colleagues. We think it’s also transformed the way people work with their partners and their customers and if you think about our value proposition which is, “How do create a single source of truth for your customers?” and transfer your [inaudible] experience. That’s an incredibly relevant value proposition

BRET TAYLOR: 04:04	and as I said the thing— I noticed this after March and April. I think a lot of people are sort of treating this pandemic simply they have to get through, right? We’re just going to wait it out. And then as the time went on—I bring up [inaudible]—I think there was a symbolic moment. There’s no way that things are going to snap back to where they were. These consumer behaviors that we’ve all learned are not going to go away. I have a subscription for paper towels now. Who’d have thought, right? But this is something that happened to me in the pandemic and I’m not turning that off and again I’ve had the telehealth thing as well. I mean, that was something that despite all this technology I’d not experienced before this pandemic and now it’s the norm and it will continue to be the norm afterwards. So we really think that the culmination of Slack which I think is one of the few enterprise tools that really have redefined the way people work in a really meaningful authentic way is going to be more relevant in decades now than even it is right now and that’s an incredible opportunity for our customers. And I think bringing those together with the number one tool for sales and customer service and marketing and e-commerce means that we can really come with a really complete value proposition. This is the way you can do team selling. This is the way in your contacts, sir, you can do a case [inaudible]. This is the way your team of merchandisers is determining what’s going to be on your home page for Black Friday. You can collaborate around that. And all those workflow is really built into this single platform. That’s an incredibly valuable opportunity. So I share Stuart’s enthusiasm for Slack[inaudible] and I also think that this entre platform is so relevant to what our clients do with our platform in this all-digital [inaudible] world and could not be in a more relevant time to do the acquisition.

S2: 05:53	You mentioned the pandemic. It seems that Slack would have been well-positioned to capitalize being a tool for remote work, but somehow that hasn’t happened after each of their earnings. Their stock has dropped a bit. They haven’t enjoyed the same sort of boost that companies like Zoom have. Is there a lesson there? I mean, I know that Spike doesn’t have video. Is there an area in which they missed [inaudible]?

BRET TAYLOR: 06:20	It’s a really interesting point, and it’s really interesting to see the companies that have grown just [inaudible] this pandemic. I’ll give you kind of a [inaudible] because I think it is such an important question. I think this pandemic forced a lot of companies to work [inaudible] distribute [inaudible] comfortably, quickly, and without a lot of preparation. And I spent a lot of time talking actually to the CEO of WordPress [inaudible] just coincidently [inaudible] distributed company before this thing started so [inaudible] a lot of [inaudible] costs. [inaudible] how do you do it again? And it was interesting to me. He said, “Right now, you’re not experiencing distributed work. You’re experiencing a pandemic.” And you think of what distributed work means but it’s not imposed upon you for health reasons. It’s all these characteristics. And I think that certainly in this [inaudible] we all need video conference [inaudible]. We can have conversations like this. But if you look to your

[inaudible], through your [inaudible], and you say, “My workforce is more distributed. My customers are more distributed. My partners are more distributed.” All these interactions are more digital. What are the tools you need to be successful in that environment? And that’s where I really think of when you think of Slack and our platform, we’re kind of thinking of this [inaudible] system for this new way to work. And I do think that the points that you bring up are right. [inaudible] sort of a surge on these tools that we needed to sort of duct tape our way of working with fellow employees just to get through this pandemic. What we’re really thinking about is what does that look like three years from now or four years from now? And that’s why I think this is even more relevant now than it was before.

S2: 10:01	Sure you had the largest deal in Salesforce’s history in Tableau, now you have Slack. If you have a $50 billion target - and by the way, was there a timeframe attached to that, or was that just kind of a next couple of years kind of thing?

S2: 11:08	And this was an opportunistic deal, right? You said that [inaudible] the call and Marc mentioned back in August that the M&A market wasn’t looking very good. Can you just give us a quick kind of synopsis of how this came together?

BRET TAYLOR: 11:21	Yeah. I mean, we mentioned this a little be yesterday on [inaudible] call. But I do think that it’s hard to imagine in the midst of pandemic and the volatility in the markets this year, finding a good timing for a transaction. But we always feel that we have to be opportunistic. And we’ve had a really, really strong Q2, a really, really strong Q3. And we’re really seeing this relevance. I brought it up in the Keynote earlier with this digital imperative that our customers are feeling. And we really want to invest into the strength that we feel in our business right now. And then I’ve already talked about it quite a bit, but we’re thinking about how can we make our platform even more relevant to our customers to help them drive success as they go from recovering in a pandemic to finding their way back to growth. This was by far the most relevant way to augment our platform. And so that’s really what changed between that conversation and now is really a feeling of strength around our business in a really authentic way and the unique opportunity— as you know, with these large transactions, the timing has to be right for both sides, and you have to be willing to take these opportunities when they present themselves. And it really felt like an amazing opportunity. And the way I think about it is very simple which is 12 months from now, 24 months from now when I’m in a conversation with one of our customers, are we helping them grow more effectively? And I could say without qualifications, we’ve still done that.

S2: 12:57	[inaudible] one more end, I think Mark mentioned the words social enterprise on one of the-- in response to one of the questions. We haven’t heard this term in a while.

BRET TAYLOR: 13:08	Because it was even before my time, Kevin.

S2: 13:10	Right. Right. Does Slack kind of bring the social enterprise back to the forefront in terms of the strategic vision?

BRET TAYLOR: 13:17	Yeah. I’m a little bit over my [inaudible] because it’s before my time, too. No, actually I think— somewhat ironically, I think I was [inaudible] the CTOs of Facebook at that time. But I think really what that reflects is this has been such an important concept for Salesforce and for Mark, personally, for almost a decade now. I think that there’s been a lot written about the consumerization of IT and the influence of the supercomputers in our pockets on IT. And I think they’re real. If you just think about with your colleagues, how often do you text, do you WhatsApp, do you send Facebook messages, you look at what Slack represents. It’s really bringing a lot of the behaviors that we’ve learned in our consumer lives and packaging them up in a way teams operate [inaudible] individuals fully built for teamwork. And I think that’s an incredibly powerful concept that we, as a company, have been passionate about because it is so fundamental to the way all of us get our jobs done. And I think the thing that Slack did is I think it’s the one who’s the generation company. How many companies have a million developers after only— I don’t know. How old is Slack? Actually, I should know that.

S2: 14:29	11 years.

BRET TAYLOR: 14:30	Yeah. Basically, a decade old, a million developers. It’s become a verb in every enterprise, from journalism to marketing to every— just incredible numbers of companies around the world. And they’ve really, I think, defined the new way to work. And I think that there are very few companies who have done that in our history. I think of things like VisiCalc that invented the spreadsheet, and I think Slack is on par with that. They’ve really transformed the way we engage with one another. So it’s definitely something we’ve been passionate about, but I could say Stewart certainly accomplished it. And now, I feel really grateful that [inaudible] he, as a product visionary of that platform, will be up to [inaudible] Salesforce.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.